Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 7 DATED NOVEMBER 23, 2016
TO THE OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the declaration of distributions and modify the expected distribution schedule.

Declaration of Distributions

On November 23, 2016, the Company’s manager, RM Adviser, LLC (the “Manager”), authorized a cash distribution of $0.1333 per share of the Company’s common stock, to shareholders of record on November 30.  The distribution will be paid on or about December 14, 2016.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning October 1, 2016 and ending November 30, 2016.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.  In addition, the annualized basis return is based on the Company’s current investment portfolio as of November 23, 2016.

On November 23, 2016, the Manager also declared a cash distribution of $0.0667 per share of the Company’s common stock, to shareholders of record on December 30.  The distribution will be paid on or about January 16, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning December 1, 2016 and ending December 31, 2016.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.  In addition, the annualized basis return is based on the Company’s current investment portfolio as of November 23, 2016

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distribution disclosed herein.